Exhibit (a)(5)(OOO)

Düsseldorf, April 2, 2007

Ad-hoc Release in Accordance with Sec. 15 of the German Securities Trading Act (WpHG)

Re: E.ON Agreement with Enel and Acciona

E.ON Reaches Agreement with Enel and Acciona

E.ON signed an agreement with Enel and Acciona in order to put an end to the substantial uncertainty surrounding the takeover bid for Endesa.

E.ON has committed itself not to renounce the bid’s conditions, which envision tendering 50.01 percent of the shares within the scope of the takeover offer. This would result in E.ON not acquiring a minority stake in Endesa. It is thus safe to assume that E.ON’s takeover bid for Endesa will not be successful.

In exchange, Enel and Acciona commit themselves to launch a takeover bid for Endesa in the very near future. If Enel and Acciona gain control of Endesa, E.ON will receive an extensive portfolio of equity holdings including operations in Spain, Italy and France as well as additional activities in Poland and Turkey. This corresponds to a total volume of about €10 billion. The exact sum will be determined on the basis of fair values using generally accepted methods.

E.ON AG E.ON-Platz 1 40479 Düsseldorf Deutschland / Germany
ISIN:	DE0007614406 (DAX)
WKN:	761440
Listed:	Officially traded in Berlin-Bremen, Düsseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich and Stuttgart; Eurex; New York

- End of the ad-hoc release - April 2, 2007